UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 30, 2026, Vertical Aerospace Ltd. (the “Company”) announced the issuance of registered ordinary shares for an aggregate of $50 million, issued under the Company’s “at the market” share issuance program pursuant to the open market sale agreement, dated September 5, 2025, as amended, between the Company and Jefferies LLC (the “Capital Raise”).

The Company intends to use the proceeds received under the Capital Raise to fund its research and development expenses as it continues to develop its aircraft and its expenditures in the expansion of its testing, manufacturing and certification capacities, as well as for general working capital and other general corporate purposes.

The Capital Raise was executed following the Company’s announcement on March 30, 2026 of an agreement in principle among the Company, Mudrick Capital Management, L.P. and Yorkville Advisors Global, LP in respect of a comprehensive financing package, as reported on the Company’s Form 6-K filed with the Securities and Exchange Committee on March 30, 2026 (the “Agreement in Principle”).

On March 30, 2026, the Company issued a press release in relation to the Capital Raise and the Agreement in Principle, a copy of which is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated benefits and terms of the financing package described herein, the expected timing of execution of definitive documentation, the Company's anticipated use of proceeds, statements regarding the Company's path to and expected timing of certification milestones including transition flight of the Valo aircraft, the Company's strategy to access capital in a capital-efficient and minimally dilutive manner, statements regarding anticipated improvements in the Company's equity valuation, and statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," "will," "aim," "potential," "continue," "are likely to" and similar statements of a future or forward-looking nature. The term sheet described herein is non-binding, and there can be no assurance that definitive documentation will be executed on the terms described or at all. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: negotiation, execution and delivery of definitive documentation for the facilities described herein upon the terms summarized herein, or at all, our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; and the other important factors discussed under the caption "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207 and File No. 333-292448) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated March 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: March 30, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer